ALLEGHANY CORPORATION

7 Times Square Tower

New York, New York 10036

May 5, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alleghany Corporation
Form 10-K for the Fiscal Year December 31, 2014
Filed February 24, 2015
File Number: 001-09371

To the Staff of the Securities and Exchange Commission:

The following information is provided by Alleghany Corporation (“Alleghany,” “we” or “our”) in response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated April 21, 2015, as a result of the Staff’s review of Alleghany’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”). For ease of reference, the Staff’s comments are included in bold followed by our responses. Capitalized terms used but not defined herein have the meanings ascribed to them in the 2014 Form 10-K. All references in the following information to page numbers in the 2014 Form 10-K are to pages in the EDGAR version of such document.

In responding to the Staff’s comments, Alleghany acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2014 Form 10-K; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2014 Form 10-K; and that Alleghany may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Principles (c) Fair Value, page 121

1.	Refer to your disclosure of debt securities herein and in Note 3. Please provide us analyses under ASC 320-10-50-1B and ASC 820-10-50-2B supporting your presentation of debt securities by “major security types” and “classes.” In this regard, please tell us why you did not further disaggregate your municipal bonds. Your disclosure on page 108 suggests that further disaggregation may be necessary.

RESPONSE: Alleghany’s presentation of its debt securities by “major security type” and “class” is generally determined by the nature, characteristics and risks of the debt security. Alleghany has also determined that its presentation is consistent with the criteria in ASC 320-10-50-1B and ASC 820-10-50-2B, as well as guidance in ASC 942-320-50-2, which lists eight “major security types” for debt securities.

ASC 320-10-50-1B states:

“Major security types shall be based on the nature and risks of the security. In determining whether disclosure for a particular security type is necessary and whether it is necessary to further separate a particular security type into greater detail, an entity shall consider all of the following:

a.	(Shared) activity or business sector

b.	Vintage

c.	Geographic concentration

d.	Credit quality

e.	Economic characteristic.”

In addition, ASC 820-10-50-2B states in part that:

“A reporting entity shall determine appropriate classes of assets and liabilities on the basis of the following:

a.	The nature, characteristics, and risks of the asset or liability

b.	The level of the fair value hierarchy within which the fair value measurement is categorized.”

With respect to municipal bond securities, the three major categories of Alleghany’s municipal bond portfolio are: (i) special revenue bonds (“SRs”); (ii) general obligation bonds (“GOs”); and (iii) advance refunded / escrowed maturity bonds (“ARs”). A brief review of these categories against the ASC criteria listed above is as follows:

•	(Shared) activity or business sector. SRs, GOs and ARs share a common “sector” and “purpose” – that being obligations of states, municipalities and political subdivisions in the United States that finance public-purpose projects, regardless of security type or source of repayment.

•	Vintage. Alleghany does not view “vintage” as having a significant impact on the behavior of its municipal bond portfolio, as the majority of the securities are similar in terms, structure and quality, and will behave similarly in changing market conditions. Furthermore, municipal bond defaults have been rare over the past four decades. In a $3.65 trillion market, there have been only 68 defaults in the two decades ending 2013, according to Moody’s Investors Service, Inc. After examining the default rate by year over that timeframe, Alleghany is unable to discern a statistically significant default pattern based on vintage. With no distinct vintage pattern for the universe, Alleghany cannot distinguish vintage patterns for SRs, GOs and ARs held in its municipal bond portfolio.

•	Geographic concentration. In Alleghany’s municipal bond portfolio, all SRs, GOs and ARs are in the United States, with varying distribution by individual state for each category. As of December 31, 2014, there was no material concentration of SRs, GOs or ARs in any individual state within Alleghany’s overall municipal bond portfolio. As of December 31, 2014, Alleghany’s single largest concentration existed within SRs, where approximately 16% of the total SR fair value related to the State of New York.

•	Credit quality. The credit quality of 99.9% of SRs, GOs and ARs in Alleghany’s municipal bond portfolio is “high.” As of December 31, 2014, only $5.0 million of fair value, representing 0.1% of the fair value of Alleghany’s municipal bond portfolio, was rated below “A.” Consequently, Alleghany does not see a material credit quality distinction for similarly rated SRs, GOs and ARs.

•	Economic characteristic. In Alleghany’s municipal bond portfolio, SRs, GOs and ARs share similar economic characteristics. Specifically, the economic characteristics of individual bonds (yields, durations, terms and features for a given maturity) do not vary in a material way between each category. The municipal bond market, as indicated by the yield curve graph below, shows that the yields of SRs, GOs and ARs are very similar. The economic risks associated with each classification are also similar, as noted above.

•	The nature, characteristics, and risks of the asset or liability. In Alleghany’s portfolio, SRs, GOs and ARs share similar nature, characteristics and risks, as noted above.

•	The level of the fair value hierarchy within which the fair value measurement is categorized. The classification of SRs, GOs and ARs within the fair value hierarchy is consistent. As of December 31, 2014, the fair value of Alleghany’s entire municipal bond portfolio was classified as “Level 2,” and the valuation techniques and inputs are the same for all municipal bond securities.

Finally, Alleghany’s disclosure of a single “municipal bond” class is consistent with ASC 942. Specifically, ASC 942-320-50-2 (which is referenced in 820-10-50-2A) lists eight “major security types” for debt securities, one of which is “Debt securities issued by states of the United States and political subdivisions of the states.” Alleghany acknowledges that the listing in ASC 942-320-50-2 does not preclude the use of judgment in determining the disaggregation of debt securities in its ASC 320 and ASC 820 disclosures. However, based on the analysis above, Alleghany respectfully submits that a disaggregation of its municipal bonds in such disclosures is neither meaningful nor required.

2.	Please provide us, for each “class” of Level 2 and Level 3 debt securities (see comment 1 above), the valuation technique(s) and inputs used in your fair value measurements. Refer to ASC 820-10-50-2bbb.

RESPONSE: The valuation technique(s) and inputs used in Alleghany’s fair value measurements for Level 2, by debt security class, are provided in APPENDIX A, attached hereto.

All of Alleghany’s asset classes of Level 2 debt securities have common market-based inputs, which include quoted prices for similar assets in active markets and inputs other than quoted prices that are observable for the asset. Furthermore, all of Alleghany’s asset classes of Level 2 debt securities use standardized and widely accepted methodologies that make use of these common set of inputs. As a result, Alleghany did not specifically present each class separately in its Level 2 disclosure in the 2014 Form 10-K, Note 1(c) “Fair Value.” However, in response to the Staff’s comment, in its future Reports on Form 10-K, Alleghany will revise its annual accounting policy disclosure to clarify where certain aspects of its disclosure apply to certain debt securities classes, substantively in the form as shown below.

•	“Level 2: Valuations are based on direct and indirect observable inputs other than quoted market prices included in Level 1. Level 2 inputs include quoted prices for similar assets in active markets and inputs other than quoted prices that are observable for the asset, such as the terms of the security and market-based inputs. Terms of the security include coupon, maturity date and any special provisions that may, for example, enable the investor, at its election, to redeem the security prior to its scheduled maturity date (such provisions may apply to all debt securities except U.S. Government obligations). Market-based inputs include interest rates and yield curves that are observable at commonly quoted intervals and current credit rating(s) of the security. Market-based inputs may also include credit spreads of all debt securities except U.S. Government obligations, and currency rates for certain foreign government obligations and foreign corporate bonds denominated in foreign currencies. Level 2 assets generally include short-term investments and most debt securities. Alleghany’s Level 2 liabilities consist of the senior notes.”

The valuation technique(s) and inputs used in Alleghany’s fair value measurements for Level 3, by the applicable debt security class, are provided in APPENDIX B, attached hereto.

Alleghany’s asset-backed classes of debt securities (residential mortgage-backed securities, commercial mortgage-backed securities and other asset-backed securities), which constitute the vast majority of Alleghany’s Level 3 fair values, have common market-based inputs and methodologies that make use of these common set of inputs. As a consequence, Alleghany did not specifically present each asset-backed class separately in its Level 3 disclosure in its 2014 Form 10-K, Note 1(c) “Fair Value.”

In addition to Alleghany’s asset-backed classes of debt securities, Alleghany also provided disclosure in the 2014 Form 10-K to address other invested assets. The fair values of Alleghany’s asset-backed classes of debt securities and its other invested assets constituted approximately 96% of total Level 3 fair values as of both December 31, 2014 and 2013.

(j) Income Taxes, page 125

3.	You indicate that your consolidated federal income tax return includes as part of its taxable income those items of income of non-U.S. subsidiaries that are subject to U.S. income tax currently. Please tell us what you mean by “those items of income of non- U.S. subsidiaries…” and explain to us your tax structure.

RESPONSE: Alleghany’s tax structure is relatively simple in that all foreign source income is subject to current U.S. income taxes.

Alleghany’s current disclosure, as presented in the 2014 Form 10-K in Note 1(j), states that:

“Alleghany files a consolidated federal income tax return with its subsidiaries. Following the TransRe Acquisition Date, Alleghany’s consolidated federal income tax return includes as part of its taxable income ‘those items of income’ of non-U.S. subsidiaries that are subject to U.S. income tax currently, pursuant to Subpart F income rules of the Internal Revenue Code.”

“Those items of income” means “all” foreign source income, therefore, “all” of Alleghany’s taxable income, be it domestic or foreign, is ultimately subject to tax at the U.S. federal tax rate of 35%. This is also disclosed in the income tax rate schedule in Note 9 on page 149 of the 2014 Form 10-K, which begins with the U.S. federal tax rate of 35%, with no adjustments being made to the federal rate for variances related to foreign taxes.

However, in response to the Staff’s comment, in its future reports on Form 10-K, Alleghany will revise its annual accounting policy disclosure, substantively in the form as shown below.

“Alleghany files a consolidated federal income tax return with its subsidiaries. Following the TransRe Acquisition Date, Alleghany’s consolidated federal income tax return includes as part of its taxable income ~~‘those items of income’~~ all items of income of non-U.S. subsidiaries that are subject to current U.S. income tax, currently pursuant to Subpart F income rules of the Internal Revenue Code.”

Note 9. Income Taxes, page 148

4.	It appears that you generate a significant amount of income before income taxes from locations outside of the United States and a significant portion of your provision for income taxes is also composed of non-U.S. amounts. Please tell us what countries comprise a material amount of your foreign taxes. Also provide us proposed disclosure to be included in future periodic reports disclosing the domestic and foreign components of earnings before income taxes as required by Rule 4-08(h)(1)(i) of Regulation S-X.

RESPONSE: Alleghany’s foreign tax was primarily attributable to income generated by TransRe in the United Kingdom.

As all of Alleghany’s taxable income, be it U.S. or foreign, is subject to current U.S. income tax at the U.S. federal tax rate of 35%, Alleghany respectfully submits that the source of its pre-tax income is not meaningful in relation to its total tax expense. Alleghany’s current tax disclosures in Note 9 (on page 148 of the Form 10-K), shows a breakdown of income tax expense between Federal, State, and foreign tax.

However, in response to the Staff’s comment, in its future reports on Form 10-K, Alleghany will revise its annual tax disclosures within the notes to the consolidated financial statements, substantively in the form as shown below.

“Income before income taxes from domestic operations was $X million, $Y million, and $Z million in 2015, 2014 and 2013, respectfully. Income (loss) before income taxes from foreign operations was $X million, $Y million, and $Z million in 2015, 2014 and 2013, respectfully. Foreign tax expense was primarily attributable to the United Kingdom.”

5.	Please tell us if you consider your undistributed earnings of foreign subsidiaries to be indefinitely reinvested. If so, please provide us proposed disclosure to be included in future periodic reports of that intention, and to either disclose the amount of the unrecognized deferred tax liability for the temporary differences or a statement that determination is not practicable. Refer to ASC 740-30-50-2c.

RESPONSE: Currently none of the undistributed earnings of Alleghany’s foreign subsidiaries is indefinitely reinvested because, as noted above, the taxable income of Alleghany’s non-U.S. subsidiaries is subject to current U.S. income tax, pursuant to the Subpart F rules of the Internal Revenue Code. To the extent this changes in the future, Alleghany will include the appropriate disclosure.

*            *             *

Please do not hesitate to contact me (212-752-1356) with any further comments or questions you may have.

Very truly yours,

/s/ John L. Sennott, Jr.
John L. Sennott, Jr.
Senior Vice President and chief financial officer

APPENDIX A: Valuation Technique(s) and Inputs for Level 2

The valuation technique(s) and inputs used in Alleghany’s fair value measurements for Level 2, by debt security class, is as follows:

•	U.S. Government obligations. Third party valuation service providers gather, analyze and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual instruments. Level 2 inputs include quoted prices for similar assets in active markets and inputs other than quoted prices that are observable for the asset, such as the terms of the security and market-based inputs. Terms of the security include coupon and maturity date. Market-based inputs include interest rates and yield curves that are observable at commonly quoted intervals and current credit rating(s) of the security.

•	Municipal bonds. Third party valuation service providers gather, analyze and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual instruments. Level 2 inputs include quoted prices for similar assets in active markets and inputs other than quoted prices that are observable for the asset, such as the terms of the security and market-based inputs. Terms of the security include coupon, maturity date, and any special provisions that may, for example, enable the investor, at its election, to redeem the security prior to its scheduled maturity date. Market-based inputs include interest rates, credit spreads and yield curves that are observable at commonly quoted intervals and current credit rating(s) of the security.

•	Foreign government obligations. Third party valuation service providers gather, analyze and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual instruments. Level 2 inputs include quoted prices for similar assets in active markets and inputs other than quoted prices that are observable for the asset, such as the terms of the security and market-based inputs. Terms of the security include coupon, maturity date, and any special provisions that may, for example, enable the investor, at its election, to redeem the security prior to its scheduled maturity date. Market-based inputs include interest rates, credit spreads and yield curves that are observable at commonly quoted intervals and current credit rating(s) of the security, as well as currency rates, as applicable.

•	U.S. corporate bonds. Third party valuation service providers gather, analyze and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual instruments. Level 2 inputs include quoted prices for similar assets in active markets and inputs other than quoted prices that are observable for the asset, such as the terms of the security and market-based inputs. Terms of the security include coupon, maturity date, and any special provisions that may, for example, enable the investor, at its election, to redeem the security prior to its scheduled maturity date. Market-based inputs include interest rates, credit spreads and yield curves that are observable at commonly quoted intervals and current credit rating(s) of the security.

•	Foreign corporate bonds. Third party valuation service providers gather, analyze and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual instruments. Level 2 inputs include quoted prices for similar assets in active markets and inputs other than quoted prices that are observable for the asset, such as the terms of the security and market-based inputs. Terms of the security include coupon, maturity date, and any special provisions that may, for example, enable the investor, at its election, to redeem the security prior to its scheduled maturity date. Market-based inputs include interest rates, credit spreads and yield curves that are observable at commonly quoted intervals and current credit rating(s) of the security, as well as currency rates, as applicable.

•	Residential mortgage-backed securities. Third party valuation service providers gather, analyze and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual instruments. Level 2 inputs include quoted prices for similar assets in active markets and inputs other than quoted prices that are observable for the asset, such as the terms of the security and market-based inputs. Terms of the security include coupon, maturity date, and any special provisions that may, for example, enable the investor, at its election, to redeem the security prior to its scheduled maturity date. Market-based inputs include interest rates, credit spreads and yield curves that are observable at commonly quoted intervals and current credit rating(s) of the security.

•	Commercial mortgage-backed securities. Third party valuation service providers gather, analyze and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual instruments. Level 2 inputs include quoted prices for similar assets in active markets and inputs other than quoted prices that are observable for the asset, such as the terms of the security and market-based inputs. Terms of the security include coupon, maturity date and any special provisions that may, for example, enable the investor, at its election, to redeem the security prior to its scheduled maturity date. Market-based inputs include interest rates, credit spreads and yield curves that are observable at commonly quoted intervals and current credit rating(s) of the security.

•	Other asset-backed securities. Third party valuation service providers gather, analyze and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual instruments. Level 2 inputs include quoted prices for similar assets in active markets and inputs other than quoted prices that are observable for the asset, such as the terms of the security and market-based inputs. Terms of the security include coupon, maturity date and any special provisions that may, for example, enable the investor, at its election, to redeem the security prior to its scheduled maturity date. Market-based inputs include interest rates, credit spreads and yield curves that are observable at commonly quoted intervals and current credit rating(s) of the security.

APPENDIX B: Valuation Technique(s) and Inputs for Level 3

The valuation technique(s) and inputs used in Alleghany’s fair value measurements for Level 3, by the applicable debt security class, is as follows:

•	Residential mortgage-backed securities. Securities are initially valued at the transaction price. Subsequently, Alleghany uses widely accepted valuation practices that produce a fair value measurement by comparison to transactions in similarly structured instruments, use of discounted cash flows or option adjusted spread analyses. Unobservable inputs, significant to the measurement and valuation, include assumptions about prepayment speed and collateral performance, including default, delinquency and loss severity rates. Significant changes to any one of these inputs, or combination of inputs, could significantly change the fair value measurement for these securities. The impact of prepayment speeds on fair value is dependent on a number of variables including whether the securities were purchased at a premium or discount. A decrease in interest rates generally increases the assumed rate of prepayments, and an increase in interest rates generally decreases the assumed speed of prepayments. Increased prepayments increase the yield on securities purchased at a discount, and reduce the yield on securities purchased at a premium. In a decreasing prepayment environment, yields on securities purchased at a discount are reduced but are increased for securities purchased at a premium. Changes in default assumptions on underlying collateral are generally accompanied by directionally similar changes in other collateral performance factors, but generally result in a directionally opposite change in prepayment assumptions.

In some instances, reliable pool and loan level collateral information cannot be reasonably obtained. For these securities, Level 3 valuations are based entirely on non-binding broker quotes.

•	Commercial mortgage-backed securities. Securities are initially valued at the transaction price. Subsequently, Alleghany uses widely accepted valuation practices that produce a fair value measurement by comparison to transactions in similarly structured instruments, use of discounted cash flows or option adjusted spread analyses. Unobservable inputs, significant to the measurement and valuation, include assumptions about prepayment speed and collateral performance, including default, delinquency and loss severity rates. Significant changes to any one of these inputs, or combination of inputs, could significantly change the fair value measurement for these securities. The impact of prepayment speeds on fair value is dependent on a number of variables including whether the securities were purchased at a premium or discount. A decrease in interest rates generally increases the assumed rate of prepayments, and an increase in interest rates generally decreases the assumed speed of prepayments. Increased prepayments increase the yield on securities purchased at a discount, and reduce the yield on securities purchased at a premium. In a decreasing prepayment environment, yields on securities purchased at a discount are reduced but are increased for securities purchased at a premium. Changes in default assumptions on underlying collateral are generally accompanied by directionally similar changes in other collateral performance factors, but generally result in a directionally opposite change in prepayment assumptions.

In some instances, reliable pool and loan level collateral information cannot be reasonably obtained. For these securities, Level 3 valuations are based entirely on non-binding broker quotes.

•	Other asset-backed securities. Securities are initially valued at the transaction price. Subsequently, Alleghany uses widely accepted valuation practices that produce a fair value measurement by comparison to transactions in similarly structured instruments, use of discounted cash flows or option adjusted spread analyses. Unobservable inputs, significant to the measurement and valuation, include assumptions about prepayment speed and collateral performance, including default, delinquency and loss severity rates. Significant changes to any one of these inputs, or combination of inputs, could significantly change the fair value measurement for these securities. The impact of prepayment speeds on fair value is dependent on a number of variables including whether the securities were purchased at a premium or discount. A decrease in interest rates generally increases the assumed rate of prepayments, and an increase in interest rates generally decreases the assumed speed of prepayments. Increased prepayments increase the yield on securities purchased at a discount, and reduce the yield on securities purchased at a premium. In a decreasing prepayment environment, yields on securities purchased at a discount are reduced but are increased for securities purchased at a premium. Changes in default assumptions on underlying collateral are generally accompanied by directionally similar changes in other collateral performance factors, but generally result in a directionally opposite change in prepayment assumptions.

In some instances, reliable pool and loan level collateral information cannot be reasonably obtained. For these securities, Level 3 valuations are based entirely on non-binding broker quotes.

•	Other invested assets. Other invested assets carried at fair value include partnership investments and non-marketable equity investments. Fair values for partnership and non-marketable equity investments are initially valued at the transaction price. Subsequently, fair value is based on the performance of the portfolio of investments or results of operations of the investee, as derived from their financial statements. Significant improvements or disruptions in the financial markets may result in directionally similar or opposite changes to the portfolio of the investee, depending on how management of the investee has correlated the portfolio of investments to the market. Also, any changes made by the investee to the investment strategy of the nonmarketable equity investments could result in significant changes to fair value that have a positive or negative correlation to the performance observed in the equity markets. For those investments whose performance is based on the results of operations within a specific industry, significant events impacting that industry could materially impact fair value. Also, decisions and changes to strategy made by management of the investee could result in positive or negative outcomes, which could significantly impact the results of operations of the investee and subsequently fair value.

•	U.S. corporate bonds. Securities are initially valued at the transaction price. Subsequently, Alleghany uses widely accepted valuation practices that produce a fair value measurement by comparison to transactions in similar instruments, use of discounted cash flows or option adjusted spread analyses, or valuations are based entirely on non-binding broker quotes.

•	Foreign corporate bonds. Securities are initially valued at the transaction price. Subsequently, Alleghany uses widely accepted valuation practices that produce a fair value measurement by comparison to transactions in similar instruments, use of discounted cash flows or option adjusted spread analyses, or valuations are based entirely on non-binding broker quotes.

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